Ecomat, Inc.
2275 Huntington Drive, Suite 851
San Marino, CA 91108

September 1, 2017

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Michael Killoy, Staff Attorney

Re: Ecomat, Inc.
Form 10-12G
Filed July 10, 2017
File No. 000-55320

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated August 22, 2017, with respect to the above-referenced Form 10/A filed by Ecomat, Inc. (the "Company") on August 15, 2017. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Item 7. Certain Relationships and Related Transactions, page 21

Comment 1. We note your disclosure added in response to prior comment two regarding the maximum principal amount outstanding during each fiscal year. Please reconcile such disclosure with the financial statements, which reflect a balance in the amount due to related parties greater than the maximum aggregate amount you are disclosing in this section.

Response 1. We have revised our disclosure with respect to this comment as follows:

During the years ended June 30, 2017 and 2016, Mr. Heiden made advances of $2,259 and $749, respectively, to the Company for franchise taxes, audit fees and registered agent fees. The largest principal amounts outstanding at the year ended June 30, 2017 and 2016 were $7,053 and $4,794, respectively, in cash advances made by Mr. Heiden to the Company. As of June 30, 2017 and 2016, the Company owed $2,818 and $2,255, respectively, in accrued interest to Mr. Heiden. The imputed interest for these advances is 8%.

Exhibits

Comment 2. We note your response to prior comment one that there was not written funding agreement. Please provide a written description of the oral agreement with Mr. Heiden. For guidance, see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Response 2. We revised our disclosure to reflect that as of September 1, 2017, the Company formalized a verbal funding agreement and entered into a Loan Agreement with Ivo Heiden, our sole officer and director, under which we receive funding of up to $100,000 for general operating expenses from time-to-time as needed by the Company. The loan bears an interest rate at 8% per annum and shall be due and payable on a date three hundred sixty-six (366) days from the date of the Loan Agreement. The Loan Agreement is attached to the Form 10/A No. 2 as exhibit 10.1.

General

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company's disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

Respectfully submitted,

/s/: Ivo Heiden
Ivo Heiden, CEO